Exhibit 6.8

FIRST AMENDMENT TO LICENSE AGREEMENT

BETWEEN

THE RESEARCH FOUNDATION FOR THE STATE UNIVERSITY OF NEW

AND

QUADRANT BIOSCIENCES, INC.

This First Amendment to License Agreement (hereinafter, “First Amendment”) is effective as of the date of last signature below (hereinafter, “First Amendment Effective Date”) and is made by The Research Foundation for The State University of New York (hereinafter, “Foundation” or “Licensor”), a New York non-profit educational corporation having a primary address at 35 State St. Albany, NY 12207, acting on behalf of Upstate Medical University and Quadrant Biosciences, Inc., a Delaware corporation, having a primary address at 505 Irving Ave., Suite 3100AB, Syracuse, NY 13210 (hereinafter, “Licensee”). Foundation and Licensee may each individually be called "Party" and collectively called "Parties." Capitalized terms not defined in this Fourth Amendment shall have the meaning set forth in the Agreement (hereinafter defined).

WHEREAS, Foundation and Licensee entered into an Exclusive License Agreement on August 7, 2020 (the “Agreement”) wherein Foundation granted to Licensee a licensee to certain Technology subject to the terms and conditions therein;

WHEREAS, as of the First Amendment Effective Date, the Licensee desires to amend Agreement to clarify and add certain definitions, and to include certain provisions enabling Licensee to sublicense Technology; and

WHEREAS, as of the First Amendment Effective Date, Foundation accepts Licensee request to amend; and

WHEREAS, in consideration of the foregoing, the Parties desire to amend the Agreement in certain respects as set forth in this First Amendment;

NOW THEREFORE, in consideration of the premises and promises set forth herein and for other good and valuable consideration, the Parties agree as follows:

1.	Section 1 of the Agreement shall be, and hereby is, amended to include the following definitions:

a.	“Licensed Service(s)” means: (i) any method, process, procedure or service that utilizes Technology or (ii) any method, process, procedure, or service that results in the manufacture of a Patented Product.

b.	“NTD 110-2196” means Foundation New Technology Disclosure 110- 2196 entitled “Method of Quantitative Saliva Antibody Measurement to SARS-CoV-2 Spike Protein”

c.	“Net Sales” means the gross revenues received by Licensee, Sublicensees, and Affiliates of any of the foregoing from Third Party customers for the manufacture, use, sale, lease, or other transfer of any Licensed Products, including without limitation, the provision of any Licensed Service, less (i) sales and/or use taxes and import or export duties actually paid, (ii) outbound and inbound transportation actually paid, and (iii) amounts allowed or credited, and actually refunded, due to returns (as reflected on the invoice, and not to exceed the original billing amount).

In this context, gross revenues will also include the fair market value of any non-cash consideration received from Third Party customers for the import, export manufacture, use, sale, lease, or other transfer of Licensed Product. The intent of this definition of Net Sales is to allow Foundation to derive a Royalty on the end sale of a Licensed Product to the first Third Party.

In the case of transfers of Licensed Product between any of Licensee and its Affiliates for subsequent sale, rental, lease or other transfer of such Licensed Product to Third Parties, gross revenue shall be the greater of (i) the actual amount charged for the transfer of the Licensed Product between any of Licensee and its Affiliates, and (ii) the gross invoice or contract price charged to the Third Party customer for that License Product in an arms-length transaction.

In the case of transfers of Licensed Product between any of Licensee its Affiliates for use by Licensee and its Affiliates such that the Licensed Product is consumed or used, and is not incorporated into a product or service subsequently sold to a Third Party customer, gross revenue shall mean the greater of: (1) the actual amount charged for the transfer of the Licensed Product between any of Licensee and its Affiliates , and (2) what the fair market value of the Licensed Product would be in an arm’s length transaction.

d.	“Selling and General Administrative Expenses” means those expenses not included in Cost of Goods Sold and including only the following: employee salaries and stock option compensation, legal fees, marketing expenses, accounting fees, charitable contributions, insurance premiums, office supplies, computer expenses, travel and meal expenses, and rent) that are attributable to the Licensed Product, either directly or via prorating expenses that are not directly attributable, as provided in the line items of the spreadsheet attached as Exhibit 1.

e.	“Sublicense Agreement” (or “Sublicense”) means an agreement under which Licensee grants to an authorized Sublicensee any or all of the rights granted to Licensee under this Agreement.

f.	“Sublicensee” means any non-Affiliate third party to whom Licensee grants a sublicense of any or all of the rights granted to Licensee under this Agreement.

g.	“Sublicensing Revenue” means any payments that Licensee or an Affiliate receives from a Sublicensee in consideration of the rights granted in a Sublicense Agreement, including without limitation, earned royalties and all types of license fees, but specifically excluding Royalty.

2.	Section 1.15 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	“Know-How” means all know-how, technical information and data developed by Foundation under the direction of Dr. Frank Middleton related to Inventions or disclosed in NTD 110-2124 or NTD 110-2196, and provided to or received by Licensee from Foundation before the Effective Date, whether or not confidential in nature, and which are necessary or useful to commercialize a Licensed Product or Licensed Service. For the avoidance of doubt this includes any information included in any regulatory filings with the Food and Drug Administration, any state or local department of health or regulatory body, and any foreign regulatory body.

3.	Section 1.20 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	“Net Income” means gross revenues received by Licensee, Sublicensees, and Affiliates from Third Party customers for the import, export, manufacture, use, sale, lease, or other transfer of any Licensed Product, less

(i)  Cost of Goods Sold, (ii) shipping costs directly attributable to Licensed Product and not included in Cost of Goods Sold, and (iii) Selling and General Administrative Expenses.

In this context, gross revenues will also include the fair market value of any non-cash consideration received from Third Party customers for the import, export manufacture, use, sale, lease, or other transfer of Licensed Product. The intent of this definition of Net Income is to allow Foundation to derive a Royalty on the end sale of a Licensed Product to the first Third Party.

In the case of transfers of Licensed Product between any of Licensee and its Affiliates for subsequent sale, rental, lease or other transfer of such Licensed Product to Third Parties, gross revenue shall be the greater of (i) the actual amount charged for the transfer of the Licensed Product between any of Licensee and its Affiliates, and (ii) the gross invoice or contract price charged to the Third Party customer for that License Product in an arms-length transaction.

In the case of transfers of Licensed Product between any of Licensee its Affiliates for use by Licensee and its Affiliates such that the Licensed Product is consumed or used, and is not incorporated into a product or service subsequently sold to a Third Party customer, gross revenue shall mean the greater of: (1) the actual amount charged for the transfer of the Licensed Product between any of Licensee and its Affiliates , and (2) what the fair market value of the Licensed Product would be in an arm’s length transaction.

4.	Section 1.27 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	“Royalty” means the share of all Net Income or Net Sales (whichever applicable) of Licensee and its Affiliates that is due Foundation on all Net Income or Net Sales (whichever applicable) pursuant to this Agreement (see Section 3.1 and Section 3.5), which is calculated by multiplying Net Income or Net Sales (whichever applicable) by the Royalty Rate specified. The Royalty due Foundation is [Royalty Rate * Net Income or Net Sales].

5.	Section 1.28 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	“Royalty Rate” means any royalty rate specified in Section 3 of this Agreement for use in calculating Royalties due to Foundation.

6.	Section 1.29 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	“Technology” means any Inventions, Know-How, the information and data provided in NTD 110-2124 and NTD 110-2196, and anything claimed or described in Licensed Patent(s) or patent applications abandoned after the Effective Date of Agreement.

7.	Section 1.32 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	“Third Party” means any entity or person other than Licensee or its Affiliates and includes the SUNY, any SUNY campus, Upstate, and Foundation.

8.	Section 2.1 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	Licenses. Subject to the terms of this Agreement, including without limitation the rights retained by Licensor under Section 2.2, and the timely payment of all Payments Due, Licensee shall, in the Field, in the Territory and during the Term, have an EXCLUSIVE license to use Technology to make, manufacture, use, sell, have sold, lease, have leased, and offer for sale Licensed Products and Licensed Services. The aforementioned exclusive license shall also grant Licensee the right to enter into Sublicenses so long as any such sublicense is negotiated in accordance with the provisions of Section 5 below.

This license shall include the right to have Licensed Product made, manufactured or imported by Third Parties solely and exclusively for sale or use by Licensee, Designees, and Affiliates of any of the foregoing. This license may be subject to the overriding obligations to the U.S. Government set forth in 35 U.S.C. §§ 200-212 and any future amendments thereto, and applicable governmental implementing regulations, including but not limited to those described in Section 12.2 herein.

9.	Section 3.1 of the Agreement shall be, and hereby is, revised and restated as follows:

Royalties.

(a)	Royalties on Net Income. Notwithstanding anything to the contrary in this Agreement, for all Net Income generated prior to July 1, 2021 Licensee shall pay to Foundation a Royalty of fifty percent (50%) of all Net Income.

(b)	Royalties on Net Sales. Notwithstanding anything to the contrary in this Agreement, for all Net Sales on or after July 1, 2021 Licensee shall pay to Foundation a Royalty Rate for the corresponding designated periods of time: a) for the period July 1, 2021 through December 31, 2021, the Royalty Rate will be 10% of Net Sales, b) for the period January 1, 2022 through June 30, 2022, the Royalty Rate will be 8% of Net Sales, and c) for the period July 1, 2022 through the remainder of the Term of this Agreement, the Royalty rate will be 6% of Net Sales.

(c)	Royalties on SUNY Sales. Notwithstanding anything to the contrary in this Agreement, for all Net SUNY Sales (defined as Net Sales to any of the sixty-four (64) colleges or universities which are part of the State University of New York system) on or after July 1, 2021, Licensee shall pay to Foundation a Royalty Rate of fifty cents ($0.50) per test up to one million (1,000,000) tests.

(d)	Duration of Royalties. Royalties on Licensed Products or Licensed Services will be payable on a country-by-country basis and product-by- product or service-by-service basis for as long as Licensee is generating Net Income or Net Sales from Licensed Products or Licensed Services.

(e)	For the avoidance of doubt, any and all references to or obligations of Licensee related to Net Income shall also extend to Net Sales even if not explicitly state.

10.	Section 3 of the Agreement shall be, and hereby is, amended to include the following subsection:
a.	Sublicensing Consideration. Licensee will pay Foundation fifty percent (50%) of all Sublicensing Revenues.

11.	The Agreement shall be, and hereby is, amended to include the following section:

SUBLICENSING

a.	The license granted by this Agreement includes the right of Licensee to grant Sublicenses. With respect to Sublicenses granted pursuant to this Agreement, Licensee will:
i.	seek and secure Foundation’s prior written consent prior to finalizing any Sublicense Agreement, which consent will not be unreasonably withheld;
ii.	include in any Sublicense Agreement all of the rights of, and obligations due to, Foundation and contained in this Agreement;
iii.	promptly provide to Foundation a copy of each executed Sublicense Agreement;
iv.	not receive, or agree to receive, anything of value in lieu of cash as consideration from a third party under a Sublicense without the express written consent of Foundation;
v.	make all Payments Due and deliver all reports due to Foundation whether owed by Licensee, Affiliates, or Sublicensees, and use commercially reasonable efforts to collect all payments due, directly or indirectly, to Foundation from Sublicensees.

b.	Upon termination of this Agreement for any reason, Foundation, at its sole discretion, will determine whether Licensee will cancel or assign to Foundation any and all Sublicense Agreements. Licensee will include a provision in each Sublicense Agreement which allows Foundation to assume the Sublicense Agreement if: (i) this Agreement is terminated; and
(i)	Foundation chooses to assume the Sublicense Agreement.

c.	Licensee shall be directly responsible and liable for the full compliance of each of their Affiliate(s) and Sublicensee(s) with the terms and conditions of this Agreement.

12.	Section 4.3 of the Agreement shall be, and hereby is, amended and restated as follows:
a.	First Sale of Licensed Product. Licensee shall, either itself or through Affiliates or Sublicensees, use Commercially Reasonable Efforts to achieve a first sale in the United States of Licensed Product as soon as possible after the Effective Date, but in no event later than September 30, 2020.

13.	Section 6.1 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	Full and Accurate Records. Licensee will keep, and will cause its Affiliates and Sublicensees to keep, full and accurate books and records in sufficient detail so that Licensee’s compliance with its obligations under this Agreement can be properly determined without undue delay or difficulty. Such books and records will be maintained for at least five (5) years after the Reporting Period(s) to which they relate. Books and records will include but not be limited to: accounting general ledgers; invoice/sales registers; original invoice and shipping documents; federal and state business tax returns; itemized deductions of Cost of Goods Sold; itemized deductions of Licensed Product Development Costs; itemized deductions of Selling and General Administrative Expenses; and all other deduction from Net Income and Net Sales; company financial statements; sales analysis reports; inventory and manufacturing records; distributor agreements; price lists, product catalogs, and other marketing materials; agreements with third parties (including Designees, Affiliates of Licensee, Sublicensees, and customers); and laboratory notebooks.

14.	Section 6.3 of the Agreement shall be, and hereby is, revised and restated as follows:
a.	Reporting Period Reports and Payment of Payments Due. Licensee will make the first report of sales of Licensed Products and Licensed Services and Royalties payable on such sales for the period ending December 31, 2020 on or before April 15, 2021, 2021, and for the period ending March 31, 2021 on or before August 15, 2021. Thereafter, on or before the 15th business day after each June 30, September 30, December 31, and March 31 of each calendar year, Licensee will provide to Foundation written reports of sales of Licensed Products or Licensed Services. All reports will contain the following information for the immediately preceding Reporting Period: (i) the number and type of Licensed Products made by or for Licensee and its Affiliates; (ii) the number and type of Licensed Products and Licensed Services sold by Licensee, Sublicensee, or an Affiliate of the foregoing; (iii) the Net Income or Net Sales (and the calculation of Net Income or Net Sales) received by Licensee, Sublicensee, or an Affiliate of the foregoing; (iv) for each Reporting Period beginning on July 1, 2021, the number of tests which are attributable to Net SUNY Sales; (v) the Royalties due under Section 3.1 (and the itemized calculation thereof, including without limitation any deductions for Cost of Goods Sold and/or Selling and General Administrative Expenses); (vi) the total amount of Payments Due; (vii) projection of the Royalties due under Section 3.1 for the next Reporting Period (and calculation thereof); and (viii) other information necessary to document the Royalties due Licensed Services. Licensee will submit these reports to Foundation even if there are no Payments Due for a particular Reporting Period. The foregoing will be provided on a country-by-country basis. The items in this Section 6.3(i)-(viii) will be reported separately for Licensee, Sublicensee, and for each Affiliate of Licensee and Sublicensee. Each report will provide year-to-date totals. Licensee shall remit Payments Due for the applicable Reporting Period to Foundation together with its submission of the subject report.

15.	This First Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which when taken together shall constitute but one and the same First Amendment. Any one (1) signed copy of this First Amendment made by reliable means (e.g., photocopy, facsimile, or PDF Adobe format) is considered an original.

16.	Unless otherwise expressly amended by this First Amendment, the terms and provisions of the Agreement shall remain the same and are in full force and effect as of the First Amendment Effective Date.

IN WITNESS WHEREOF, the Parties have caused this First Amendment to be executed by their duly authorized representatives.

The Research Foundation for The State University of New York

BY:	/s/ David Amberg
David Amberg
Title:	RF Operations Manager
Date:	11/15/2021

-and-

Quadrant Biosciences, Inc.

BY:	/s/ Richard Uhlig
Richard Uhlig
Title:	CEO
Date:	11/15/2021